Upcounsel, LLC

Financial Statements

December 31, 2020



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

UPCOUNSEL, LLC

Table of Contents

REPORT OF INDEPENDENT ACCOUNTANTS

To the Member
Upcounsel, LLC
Yerington, Nevada

We have audited the accompanying financial statements of Upcounsel, LLC (the "Company"), which comprise the balance sheet as of December 31, 2020, and the related statements of operations, changes in member's equity, and cash flows for the period from March 4, 2020 (inception) through December 31, 2020, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Upcounsel, LLC as of December 31, 2020, and the results of its operations and its cash flows for the period from March 4, 2020 (inception) through December 31, 2020 in accordance with accounting principles generally accepted in the United States.



June 23, 2021
Glen Allen, Virginia

UPCOUNSEL, LLC

Balance Sheet
December 31, 2020

Assets

Current assets:		
Cash	$	240,333
Accounts receivable		472,570
Total current assets		712,903
Capitalized software - net		1,485,019
Total assets	$	2,197,922

Liabilities and Member's Equity

Current liabilities:		
Note payable - current	$	364,447
Due to member		768
Accounts payable		56,595
Accrued expenses		90,181
Deferred revenue		257,700
Total current liabilities		769,691
Long-term liabilities:		
Note payable - net of current portion		1,372,000
Total liabilities		2,141,691
Member's equity		56,231
Total liabilities and member's equity	$	2,197,922

See accompanying notes to financial statements.

UPCOUNSEL, LLC

Statement of Operations
For the period from March 4, 2020 (inception) through December 31, 2020

Revenue:		
Attorney subscription revenue	$	601,035
Platform revenue		577,473
Professional services		274,135
Total revenue		1,452,643
Cost of revenue		260,125
Gross profit		1,192,518
Operating expenses		1,329,272
Operating loss		(136,754)
Other income (expense):		
Bargain purchase gain		51,982
Interest expense		(58,997)
Total other income - net		(7,015)
Net loss	$	(143,769)

See accompanying notes to financial statements.

UPCOUNSEL, LLC

Statement of Changes in Member's Equity
For the period from March 4, 2020 (inception) through December 31, 2020

	Member's Equity	Accumulated Deficit	Total
Balance, March 4, 2020 (inception)	$ -	$ -	$ -
Member contribution	200,000	-	200,000
Net loss	-	(143,769)	(143,769)
Balance, December 31, 2020	$ 200,000	$ (143,769)	$ 56,231

See accompanying notes to financial statements.

UPCOUNSEL, LLC

Statement of Cash Flows
For the period from March 4, 2020 (inception) through December 31, 2020

Cash flows from operating activities:	
Net loss	$ (143,769)
Adjustments to reconcile net loss to net cash from operating activities:	
Amortization	275,581
Bargain purchase gain	(51,982)
Change in operating assets and liabilities:	
Accounts receivable	(76,267)
Accounts payable	(51,279)
Accrued expenses	90,181
Deferred revenue	257,700
Net cash provided by operating activities	300,165
Cash flows used in investing activities:	
Payments for software development	(60,600)
Cash flows from financing activities:	
Proceeds from member advance	768
Net change in cash	240,333
Cash, beginning of period	-
Cash, end of period	$ 240,333
Supplemental disclosure of noncash transactions:	
Asset purchase funded through note payable	$ 1,800,000
Asset purchase funded through member contribution	$ 200,000
Note payable principal reduced through accounts receivable credit	$ 63,553

See accompanying notes to financial statements.

UPCOUNSEL, LLC

Notes to Financial Statements

1. **Summary of Significant Accounting Policies:**

Nature of Business: Upcounsel, LLC (the "Company") was incorporated on March 4, 2020 under the laws of the State of Delaware, and is headquartered in Yerington, Nevada. The Company operates a platform designed to pair users with attorneys to satisfy their legal needs.

Management's Plans: The Company's plan for 2021 is to raise additional funds through equity and utilize this raise to grow an already profitable business. These funds will be utilized to scale up sales and marketing, while additionally exploring new revenue channels - mainly via the recently approved Alternative Business Structure ("ABS") for law firms in Arizona and Utah. Additionally, the Company will use the funds to improve its operational capabilities as it grows. By bolstering its sales and marketing arm, the Company will be able to reach a broader audience of attorneys and clients, while opening up to entirely new markets within the legal space (personal injury and medical malpractice). The Company believes that by raising capital, it will enable it to effectively execute these goals quickly and grow as legal increasingly goes digital and continue for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations and Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains its cash in various financial institutions with balances that periodically exceed federally insured limits. Accounts receivable is made up of many customers across various geographic regions.

At December 31, 2020, three customers accounted for 67% of accounts receivable.

Accounts Receivable: The Company sells its services to customers on an open credit basis. The Company's accounts receivable are generally uncollateralized. Management closely monitors outstanding accounts receivable and provides an allowance for any balances that are determined to be uncollectible. An allowance of doubtful accounts was not deemed necessary at December 31, 2020.

1.   Summary of Significant Accounting Policies, Continued:

Internal Use Software: The Company follows the guidance set forth in ASC 350-40 Intangibles-Goodwill and Other: Internal-Use Software in accounting for the purchase and development of its platform. In accordance with the guidance, costs paid to a third party for the acquisition of internal use software and costs incurred during the application development stage are capitalized as incurred. As of December 31, 2020, the Company had $1,760,600 of gross capitalized software development costs with a useful life of five years. Accumulated amortization and amortization expense for developed software placed into service was $275,581 as of and for the period ended December 31, 2020. Future amortization is expected to be as follows: 2021 through 2024 - $352,120 and 2025 - $76,539.

Advertising Costs: The Company expenses advertising and sales promotion costs as incurred. Advertising expense was $8,945 for 2020.

Revenue Recognition: The Company accounts for revenue in accordance with Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("Topic 606"), which provides guidance for revenue recognition. Topic 606 affects any entity that enters into contracts with customers to transfer goods or services. The update eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The standard's core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which a company expects to be entitled in exchange for those goods or services.

Attorney Subscription Revenue: The Company enters into contracts with customers that are charged on a monthly, quarterly, or annual basis to gain access to the Company's online platform and attorney services. For monthly contracts, revenue is recognized in the month the fees are received. For quarterly and annual contracts, revenue is recognized ratably over the term of the contract.

Platform Revenue: The Company enters into contracts with customers that are charged a fee for the procurement of an attorney. These fees are considered earned upon payment and procurement which is satisfied and recognized at a point in time.

Professional Services: The Company enters into professional service contracts with customers to provide legal services charged at an hourly rate. These fees are considered to be earned and recognized over time as the customers are billed throughout the duration of the service arrangement.

Contract assets represent the Company's right to consideration in exchange for goods or services the Company has transferred to a customer. There were no contract assets at December 31, 2020. Contract liabilities represent the Company's obligation to transfer goods or services to a customer when the customer prepays consideration for goods and services. Contract liabilities are recognized as deferred revenue on the accompanying balance sheet.

1.   **Summary of Significant Accounting Policies, Continued:**

Income Taxes: The Company is treated as a partnership for income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the personal returns of the member and taxed depending on their personal tax situation. Accordingly, the accompanying financial statements do not reflect a provision for income taxes. The Company customarily makes distributions to the member to pay the federal and state taxes associated with the Company's earnings.

Management has evaluated the effect of guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2020. The Company is not currently under audit for income tax purposes by any tax jurisdiction.

2.   **Acquisition:**

Effective March 11, 2020, the Company executed an asset purchase agreement for $2,000,000. The purchase price was funded by a note payable from the seller totaling $1,800,000 (see Note 3) and a $200,000 contribution from the Company's member. The purchase price was allocated as follows:

Accounts receivable	$ 459,856
Capitalized software	1,700,000
Accounts payable	(107,874)
Bargain purchase gain	(51,982)
	$ 2,000,000

3.   **Note Payable:**

In connection with the execution of the asset purchase agreement described in Note 2, the Company entered into a note agreement with the seller for $1,800,000. The interest rate is fixed at 4%. The note requires four payments of principal and interest and matures on March 11, 2024. The note is secured by the underlying assets it finances. The note principal balance was reduced by $63,553 due to certain receivable balance being uncollectible as defined in the asset purchase agreement. The total principal balance outstanding was $1,736,447 and accrued interest was $58,230 at December 31, 2020.

3.   Note Payable, Continued:

Future minimum principal payments under the note are as follows:

Year	Amount
2021	$ 364,447
2022	445,120
2023	462,925
2024	463,955
	$ 1,736,447

4.   Related Party Transactions:

During 2020, the Company received advances from a member of the Company totaling $768. This amount is still outstanding at December 31, 2020.

At December 31, 2020, the Company has $138,707 due from the member of the Company included in accounts receivable on the accompanying balance sheet.

During 2020, the Company incurred $104,843 in expenses on behalf of the member of the Company. The Company obtained full reimbursement of the expenses during 2020.

During 2020, the Company incurred $533,950 in expenses on behalf of a related party under common control. The Company obtained full reimbursement of the expenses during 2020.

In March and April 2020, the Company obtained two interest-bearing working capital loans of $50,000 each, from the member of the Company. The loans incurred interest at an annual rate of 10%. The principal and interest of both loans were repaid in full during 2020.

The Company incurs Board fees from a related party under common control in the amount of $5,000 per quarter.

5.   Retirement Plan:

The Company sponsors a savings and retirement plan qualifies under Section 401(k) of the Internal Revenue Code. The plan is available to all full time employees that have reached the age of 21. The Company matches up to 3% of employee contributions and also makes a discretionary profit sharing contribution. The Company's expenses under this plan were $14,955 for 2020.

6. **Subsequent Events:**

Management has evaluated subsequent events through June 23, 2021, the date the financial statements were available for issuance, and has determined that other than disclosed below, there are no subsequent events to be reported in the accompanying financial statements.

Effective June 10, 2021, the Company transitioned to a C-corporation resulting in Member's interest converting to 9,500,000 shares of common stock at a par value of $0.0001 per share. An additional 500,000 shares are reserved in a stock option pool.